Prospectus Supplement No. 1 to Prospectus dated October 12, 2022	Filed Pursuant to Rule 424(b)(3) Registration No. 333-267718

Up to 184,700,280 Class A Shares

Up to 27,625,051 Class A Shares Issuable Upon Exercise of Warrants and Options

Up to 7,060,000 Warrants

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) supplements the prospectus, dated October 12, 2022 (as amended and supplemented by this Prospectus Supplement, the “Prospectus”), of Lilium N.V. (the “Company”). This Prospectus Supplement should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

The Company is filing this Prospectus Supplement to reflect the transfer, for estate planning purposes in a transaction not involving a disposition for value, of an aggregate of 10,000 Class A ordinary shares of the Company, nominal value €0.01 per share (the “Class A shares”), by the Engle Family 2020 Grantor Retained Annuity Trust to Shannon Engle. The table appearing under the caption “Selling Securityholders” on page 28 of the Prospectus is hereby amended and supplemented by adding the securityholder identified in the table below.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and is based upon information provided by the selling securityholder named below. Unless otherwise indicated the address of each selling securityholder is c/o Lilium N.V., Claude-Dornier Straße 1, Bldg. 335, 82234, Wessling, Germany.

	Class A Shares Beneficially Owned Prior to the Offering		Class A Shares to be Sold in this Offering	Class A Shares Beneficially Owned after this Offering
Name of Selling Securityholder	Shares	Percent(1)	Shares	Shares	Percent(1)
Shannon Engle(2)	10,000	*	10,000	—	—

*	Represents beneficial ownership of less than one percent.

(1)	Based upon a total of 495,851,102 Class A Shares outstanding as of September 13, 2023.

(2)	Ms. Engle owns 10,000 Class A Shares. Ms. Engle’s husband, Barry Engle, is a member of the Company’s board of directors, the chair of the Company’s Audit Committee and a member of the Company’s Compensation Committee. In addition, Mr. Engle was a director and the CEO of the Company from its formation on March 11, 2021 until his resignation on September 13, 2021 in connection with the Business Combination. During that period, Mr. Engle also had voting or dispositive control over 100% of the equity securities of the Company by virtue of his relationship with Qell Partners LLC, which owned of record 100% of such securities prior to the Business Combination. Mr. Engle was also a director and the CEO of Qell Acquisition Corp., a predecessor of the Company, until September 13, 2021.

References in the Prospectus to the “selling securityholders” shall hereafter refer to the selling securityholders named in the table of selling securityholders beginning on page 28 of the Prospectus, as amended by any amendments or supplements thereto, including this Prospectus Supplement.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in the section entitled “Risk Factors” beginning on page 9 of the Prospectus and the other information included or incorporated by reference in the Prospectus and this Prospectus Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 25, 2023